Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Ryan Young — Communication US — +1 480 383 4733 — Tempe, Arizona, USA
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
Chartered Adopts Brion’s Computational Lithography Solutions
SANTA CLARA, Calif., November 2, 2009 — Brion Technologies, an ASML company, has reached a multi-year agreement with Chartered Semiconductor Manufacturing Ltd., one of the world’s top dedicated semiconductor foundries, to implement a broad suite of computational lithography products. Chartered will use TachyonTM OPC+ (optical proximity correction), Tachyon LMC (lithography manufacturability check), and Tachyon resolution enhancement products to design and manufacture 45-nanometer (nm) and below technology node devices.
Brion’s Tachyon products will help Chartered optimize its ASML scanners to provide a comprehensive lithography solution with optimal cost of ownership. Brion will work with Chartered to implement Tachyon computational products to deliver larger manufacturing process windows resulting in improved line width control for higher yield.
Meeting the imaging requirements of advanced technology nodes will require the effective use of increasingly complex Resolution Enhancement Techniques (RET). Chartered will have access to Brion’s double-patterning solutions such as Tachyon DPT litho double patterning and several RET and computational lithography solutions. Brion’s double patterning options allow Chartered to select the optimum combination of techniques for each design and every layer, which help to minimize lithography costs.
“Chartered is committed to providing its customers with robust and cost-effective manufacturing solutions. ASML’s and Brion’s integrated suite of lithography products for process development, mask design and litho manufacturing enables Chartered to offer advanced technology solutions that are optimized for higher yields,” said Liang Choo Hsia, senior vice president of technology development at Chartered.
“Brion is excited to work with Chartered and help it address the increasing challenges of advanced semiconductor manufacturing,” said Jim Koonmen, general manager of Brion.

“We offer the broadest and most powerful range of computational lithography products and look forward to a long and mutually beneficial relationship with Chartered.”
About Computational Lithography
Computational lithography is the use of computer modeling to predict, correct, optimize and verify imaging performance of the lithography process over a range of patterns, processes, and system conditions. For an overview of computational lithography products, a video entitled “Virtual Scanning for Smarter Chips” is available on www.asml.com. Additional information on computational lithography can also be found on asml.com and brion.com.
About Brion Technologies
Brion Technologies is a division of ASML and an industry leader in computational lithography for integrated circuits. Brion’s TachyonTM platform, a source mask optimization, OPC and OPC verification system, enables capabilities that address chip design, photomask making and wafer printing for semiconductor manufacturing. Brion is headquartered in Santa Clara, California. For more information: www.brion.com
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML provides systems and service to chip manufacturers in more than 60 locations in 15 countries.